Exhibit 99.(a)5(iii)

For Immediate Release	Press Release

LookSmart Attempts to Defy Shareholder Majority and Deprive Shareholders of Liquidity

Insiders Adopt "Retroactive" Poison Pill to Continue Entrenchment at the Expense of Shareholders

New York, New York, August 27, 2012 - PEEK Investments LLC today issued the following statement:

PEEK has received tenders for a number of shares of LookSmart, Ltd. (Nasdaq: LOOK) which, together with the shares owned by PEEK and its affiliates, represents a majority of the total shares outstanding. Unfortunately for shareholders, LookSmart has reacted by imposing a last-minute "retroactive" poison pill. Notwithstanding LookSmart's last-ditch act of desperation, PEEK has extended its third-party tender offer to purchase all of the outstanding shares of common stock of LookSmart for $1.00 per share in cash. As extended, the tender offer is currently scheduled to expire at 5:00 P.M., New York City time, on September 12, 2012. The tender offer was previously scheduled to expire at 12:00 midnight, New York City time, on August 24, 2012.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to factors that could cause actual results to differ materially from expected results, including assumptions that may not be correct or accurate due to risks related to LookSmart and third parties and conditions we cannot control or predict, the inherent uncertainty of future events, and other factors that may cause us to change our plans.

About the Tender Offer

As of August 24, 2012, approximately 6,136,911 shares had been deposited, which, together with the shares owned by PEEK and its affiliates, represents 50.5% of the total shares outstanding.

This press release is intended to inform the public or security holders in general about the tender offer. This press release is not an offer to purchase or a solicitation of an offer to sell any securities. The tender offer is being made only pursuant to the Schedule TO filed July 20, 2012 by PEEK with the SEC and other related tender offer materials. Security holders are advised to read the tender offer materials because they contain important information about the tender offer. Security holders may get the materials for free at the web site maintained by the SEC at http://www.sec.gov. Security holders may request free copies of the materials from PEEK or the information agent for the tender offer using the contact information provided herein or in the material.

About any Possible Proxy or Consent Solicitation

This press release is not a request for, or to execute or revoke or not execute or revoke, any proxy or consent. This press release is not intended to solicit, or result in the procurement, withholding, or revocation of, any proxy or consent. We are not asking you for any proxy or consent. You are requested not to send us a proxy or consent. Any such solicitation will be made pursuant to solicitation materials filed with the SEC if and as required by law.

Contacts:

For PEEK Investments LLC:	Michael Onghai, (917) 397-7234